Exhibit (a)(1)(E)

SUMMARY ADVERTISEMENT

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated January 9, 2023 and the related Letter of Transmittal and any amendments or supplements thereto. The Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, the Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, the Purchaser cannot comply with the state statute, the Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock and Series B Preferred Stock

of

Horizon Global Corporation

at

$1.75 Net Per Share of Common Stock

and the Redemption Price (as defined herein) Net Per Share of Series B Preferred Stock by

PHX Merger Sub, Inc.,

An Indirect, Wholly Owned Subsidiary of

First Brands Group, LLC

PHX Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and an indirect, wholly owned subsidiary of First Brands Group, LLC, a Delaware limited liability company (“Parent” and, together with Purchaser, the “Purchaser Parties”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), and all of the outstanding shares of Series B Preferred Stock, par value $0.01 per share (the “Preferred Stock” and together with the Common Stock, the “Shares”), of Horizon Global Corporation, a Delaware corporation (“Horizon”), at a price of $1.75 per share of Common Stock and an amount equal to the Redemption Price (as defined in the Preferred Stock Certificate of Designations) per share of Preferred Stock calculated as of the Acceptance Time, in each case (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) and in the related letter of transmittal that accompanies the Offer to Purchase (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time in accordance with the terms of the Merger Agreement (as defined below), constitutes the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 11:59 P.M.,

EASTERN TIME, ON FEBRUARY 6, 2023, UNLESS THE OFFER IS EXTENDED.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition (as described below). The Minimum Tender Condition requires that the number of Shares validly tendered and not withdrawn in accordance with the terms of the Offer on or prior to the Expiration Time, represent at least a majority of the Shares outstanding at the Expiration Time. The parties do not anticipate needing to seek any approval or make any filing with any regulatory body in connection with the Offer or the Merger. In addition, no governmental body of competent jurisdiction shall have issued any temporary restraining order, preliminary or permanent injunction or other order preventing consummation of the Offer or the Merger nor shall any law have been enacted or promulgated by any governmental body of competent jurisdiction which prohibits or makes illegal the consummation of the Offer or the Merger.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 30, 2022 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and Horizon. The Merger Agreement provides, among other things, that following the acceptance for payment of Shares pursuant to and subject to the conditions to the Offer (the date and time of such acceptance, the “Acceptance Time”), and subject to the satisfaction or waiver of conditions set forth in the Merger Agreement, Purchaser will merge with and into Horizon (the “Merger”), with Horizon continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Parent (the closing of the Merger, the “Closing”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than (i) any Shares that are owned by or held in the treasury of Horizon; (ii) any Shares owned by Parent, Purchaser, Horizon or any of their respective direct or indirect wholly-owned subsidiaries; and (iii) Shares owned by stockholders who validly exercise appraisal rights under the Delaware General Corporation Law (the “DGCL”) with respect to such Shares, will be will be cancelled and extinguished, and no payment or other consideration will be made with respect to such Shares, subject, in the case of stockholders who validly exercise appraisal rights under the DGCL, to receive the fair value of such Shares to the extent afforded under the DGCL. As a result of the Merger, Horizon will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

After careful consideration, Horizon’s board of directors (the “Horizon Board”) has unanimously (i) determined that the Merger Agreement and the Transactions (as defined below) are in the best interests of Horizon and its stockholders and approved and declared advisable the Merger Agreement and the Transactions; (ii) approved the execution and delivery of the Merger Agreement by the Company, the performance of Horizon’s covenants and other obligations in the Merger Agreement, and the consummation of the Transactions upon the terms and subject to the conditions set forth in the Merger Agreement, (iii) resolved to recommend that Horizon’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (iv) resolved that the Merger would be effected under Section 251(h) of the DGCL.

The Merger Agreement provides that the Merger shall be governed by Section 251(h) of the DGCL. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the non-tendering stockholders of the target corporation. Accordingly, if Purchaser consummates the Offer, Purchaser intends to effect the Closing without a vote of the stockholders of Horizon pursuant to and in accordance with Section 251(h) of the DGCL. Pursuant to Section 251(h) of the DGCL, the word “consummation” as used herein means irrevocable acceptance for purchase of shares tendered pursuant to a tender offer. Therefore, references to a consummation of the Offer herein refers to the occurrence of the Acceptance Time.

Parent and the Purchaser have agreed in the Merger Agreement that, subject to their rights to terminate the Merger Agreement in accordance with its terms:

If, as of the then-scheduled Expiration Time, the Minimum Tender Condition or any of the other conditions set forth in the Offer to Purchase (the “Offer Conditions”) is not satisfied (unless such condition is waivable by Purchaser or Parent and has been waived), Purchaser may, in its discretion (and without the consent of Horizon or any other person), extend the Offer for additional periods of up to 20 business days per extension, to permit such Offer Condition to be satisfied; and if, as of the then-scheduled Expiration Time, any Offer Condition is not satisfied (unless such condition is waivable by Purchaser or Parent and has been waived), at the request of Horizon, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for additional periods specified by Horizon of up to five business days per extension (or such other period as the parties may agree) to permit such Offer Condition to be satisfied.

In no event shall Parent or Purchaser be required to extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement and (y) June 30, 2023 (the “Outside Date”).

This transaction has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the transaction or upon the accuracy or adequacy of the information contained in the Offer to Purchase. Any representation to the contrary is a criminal offense.

Parent and Purchaser expressly reserve the right to waive any Offer Conditions to increase the Offer Price or to make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement; provided, however, that Parent and Purchaser shall not unless otherwise provided in the Merger Agreement or previously approved by Horizon in writing (i) reduce the number of shares of Company Stock subject to the Offer; (ii) reduce the Offer Price; (iii) add to the Offer Conditions or change, modify or waive any Offer Condition in a manner adverse to any holder of Company Stock in its capacity as such; (iv) extend or otherwise change the Expiration Time (except as required or permitted by the Merger Agreement); or (v) change the form of consideration payable in the Offer.

On the terms of and subject to the conditions to the Offer, promptly after the Acceptance Time, Purchaser will pay, or cause the paying agent to pay, for all Shares validly tendered (and not validly withdrawn) in the Offer. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives written notice to Computershare, in its capacity as depositary for the Offer (the “Depository Agent”) of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depository Agent, which will act as paying agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to its rights under the Offer and the Merger Agreement, the Depository Agent may retain tendered Shares on its behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Purchaser pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depository Agent of (i) certificates representing such Shares (the “Share Certificates”) (or a book-entry confirmation relating to such Shares) and (ii) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees (or in the case of a book-entry transfer, an agent’s message relating thereto) and any other documents required by the Letter of Transmittal pursuant to the procedures set forth in the Offer to Purchase and (iii) a final determination of the adequacy of the items received has been made when necessary by the Purchaser. For a description of the procedure for tendering Shares pursuant to the Offer, see “The Offer— Section 3—Procedures for Accepting the Offer and Tendering Shares” in the Offer to Purchase.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depository Agent at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depository Agent, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depository Agent and the signature(s) on the notice of withdrawal must be guaranteed by a financial institution that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Time.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and the Purchaser’s determination shall be final and binding. The Purchaser also reserves the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, whether or not similar defects or irregularities are waived in the case of any other stockholder. None of Parent, the Purchaser, the Depository Agent, D.F. King & Co., Inc., a Delaware corporation (the “Information Agent”) or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

In general, the receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. See “The Offer—Section 5—Certain United States Federal Income Tax Consequences” in the Offer to Purchase. Each holder of Shares should consult its own tax advisor to determine the tax consequences to it of participating in the Offer in light of its particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer. Horizon has provided Purchaser with Horizon’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Horizon’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

Questions or requests for assistance may be directed to the Information Agent at its telephone numbers, address and/or email address set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies, and copies will be furnished promptly at the Purchaser’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Shareholders Call (Toll-Free): (888) 541-9895

Banks and Brokers Call: (212) 269-5550

By Email: hzn@dfking.com

January 9, 2023